     October 3, 2008
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street NE
Washington, D.C. 20549

Re:	Grand Canyon Education, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed on October 2, 2008 File No. 333-150876
Dear Mr. Spirgel:
          This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated October 1, 2008, to Grand Canyon Education, Inc. (the “Company”) regarding the Registration Statement on Form S-1, File No. 333-150876 (the “Registration Statement”), filed by the Company on May 13, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1, filed by the Company on August 13, 2008, as amended by Amendment No. 2 to Registration Statement on Form S-1, filed by the Company on September 29, 2008.
          This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 3 to the Registration Statement on Form S-1, together with a copy that is marked to show the changes from the initial filing.
Risk Factors, page 10
          Staff Comment:
          1. We note that your revised disclosure includes information concerning an investigation by the Office of Inspector General of the Department of Education that commenced in August 2008, and that you were served with a qui tam lawsuit in September 2008 regarding your compensation practices. We further note that in each matter you state that you can neither know nor predict the ultimate outcome of the matter or any liability that might result because of the “ongoing nature” of the action. Please revise your disclosure to clarify why the company is unable to predict the outcome of both matters or whether either matter will result in material liability for the company. Clarify whether the company believes it has meritorious defenses to the lawsuit based upon advice of its defense counsel.
          Company Response:
          The Company acknowledges the Staff’s comment. As discussed with the Staff, with respect to the Office of Inspector General investigation, the Company has disclosed in the Registration Statement that it received an administrative subpoena seeking records and information related to performance reviews and salary adjustments for all of its enrollment counselors and managers from January 1, 2004 to the present, that it is cooperating with the investigation, and that it is currently still in the early stages of responding to the subpoena. To date, the Company

Securities and Exchange Commission

has received nothing more from the Office of Inspector General and has no other information on which to make a definitive statement about the matter. In response to the Staff’s comment, the Company has deleted the language referring to the “ongoing nature” of the matter wherever such language appears, and, in light of the foregoing, instead has noted that it “cannot presently predict the ultimate outcome of the investigation or any liability or other sanctions that might result.”
           Also as discussed with the Staff, with respect to the qui tam action, the Company has disclosed in the Registration Statement that it only recently was served with the complaint. While the Company has reviewed the allegations in the complaint, and stated in the Registration Statement its belief that its compensation policies and practices have not been based on success in enrolling students in violation of law, to date it has not even made any responsive pleadings in the case and does not have information on which to make any definitive statement about the matter. In response to the Staff’s comment, the Company has deleted the language referring to the “ongoing nature” of the matter wherever it appears, and, in light of the foregoing, instead has noted that it “cannot presently predict the ultimate outcome of the case or any liability or other sanctions that might result.”
Dilution, page 39
          Staff Comment:
          2. Please refer to the fourth paragraph. Revise to disclose the amount of the “pro forma as adjusted net tangible book value” and the “dilution per share of common stock to new investors” if the underwriters’ over allotment option is exercised.
          Company Response:
          In response to the Staff’s comment, the Company has amended the Registration Statement on page 40 to disclose the amount of the pro forma as adjusted net tangible book value and the dilution per share of common stock to new investors if the underwriters’ over-allotment option is exercised in full.
Note 18, Pro Forma Information (Unaudited), page F-32
          Staff Comment:
          3. It does not appear to us that the pro forma basic earnings per common share reflect the automatic conversion of the preferred stocks. Please revise accordingly and include an explanation of the data. Also, revise the shares used in computing pro forma earnings per common share on page F-4 and update the summary and selected financial data on pages 7 and 41 to include pro forma earnings and shares, with explanatory footnotes.
          Company Response:
          In response to the Staff’s comment, the Company has amended the Registration Statement on page F-33 to reflect the automatic conversion of the preferred stocks in pro forma basic earnings per common share and to include an explanation of the data. In addition, the Company has revised the shares used in computing pro forma earnings per common share on page F-4 and has updated its Summary Financial and Other Data on page 7 and its Selected Financial and Other Data on page 42 to include pro forma earnings and shares, with explanatory footnotes.
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Securities and Exchange Commission

          If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 639-6820.

Sincerely,

Grand Canyon Education, Inc.

By:	/s/ Christopher C. Richardson

Name:	Christopher C. Richardson

Its:	General Counsel

Enclosures

cc:	DLA Piper US LLP
Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)
Latham & Watkins LLP
Mark A. Stegemoeller, Esq. (via e-mail: mark.stegemoeller@lw.com)
Steven B. Stokdyk, Esq. (via e-mail: steven.stokdyk@lw.com)